GAMING TECHNOLOGIES, INC.

Two Summerlin

Las Vegas, NV 89135, USA

November 12, 2021

VIA EDGAR

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Priscilla Dao and Matthew Crispino

Division of Corporation Finance

Office of Technology

Re:	Linktory, Inc..
Registration Statement on Form S-1
Filed July 9, 2021
File No. 333-257813

Attention: Priscilla Dao and Matthew Crispino

On November 10, 2021, Linktory, Inc. (the “Company”) submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 12:00 p.m. Eastern time, Wednesday, November 10, 2021, or as soon thereafter as practicable.

The Company hereby WITHDRAWS that request as it should have been filed November 5 and was erroneously filed this day. We respectfully request that acceleration of effectiveness of the Registration Statement not occur until the Company submits a new request for acceleration which is forthcoming.

Very truly yours,

By: /s/ Granit Gjoni
Name: Granit Gjoni
Title: Director